

APR 24

 **Kai Brunner** ✔ · 4:49 pm

Yesterday was a significant milestone for Sig2. We officially launched our new website in preparation of our Wefunder campaign next month. I invite you to go see it. ✓

JUN 3

Kai Brunner ✔ · 7:01 pm

We just launched the Sig2 Wefunder campaign. We raised $27k in a few days. We aim to reach $50k by end of next week. If you know any Angel investors interested in the infrastructure and construction space, please refer them. Thank you.

https://wefunder.com/sig2labs/




Invest in Sig2 Labs: Perfect timing —no more delays for...
wefunder.com ✓

JUN 6

 in · 6:38 am

Hi Kai - congrats on your launch. If you are

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